1 First Avenue South, P.O. Box 2229 Great Falls, Montana 59403-2229

Via Email and Edgar

January 17, 2014

James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gas Natural Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 19, 2013

File No. 001-34585

Dear Mr. Allegretto:

On behalf of Gas Natural Inc., please find below Gas Natural’s responses to the additional comments of the staff of the Securities and Exchange Commission contained in your letter to Richard M. Osborne dated December 19, 2013 in connection with our response letter to you dated December 9, 2013. For your convenience, we have repeated your comments before our responses which are numbered to correspond to the numbered paragraphs in your letter.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part I – Financial Information

Item 1 – Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-7

Note 13 – Commitments and Contingencies, page F-25

1.	We reviewed your response to comment 2 in our letter dated November 7, 2013. Please tell us your consideration of disclosing more detail regarding the underlying reasons for the adjustments including discussion of any related party transactions adjusted for.

As previously disclosed, the staff of the Public Service Commission of Ohio (the Commission) examined the compliance of two of our subsidiaries, Northeast Ohio Natural Gas Corp. (NEO) and Orwell Natural Gas Company (Orwell), under the Gas Cost Recovery (GCR) mechanism in Ohio. The staff of the Commission issued a non-binding report to the Commission in February 2013 that recommended the Commission make adjustments to the GCR calculations that would result in liabilities for NEO and Orwell to their customers. After a hearing with the Commission and the staff in July

Mr. James Allegretto

Securities and Exchange Commission

2013, we determined it was probable that the GCR adjustments recommended by the staff would be adopted by the Commission and we recorded these liabilities in our financial statements for the period ended June 30, 2013.

On November 12, 2013 the Commission issued an Opinion and Order in the GCR cases that adopted the recommendations of the Commission staff regarding the GCR adjustments. We had planned to file our 10-Q for the period ended September 30, 2013 the following day, but instead filed a Form 12b-25 to allow us to analyze the order and its impact, if any, on our financial statements. In the limited amount of time between the order being issued and the extended due date for the 10-Q, we included additional disclosure in Note 15 – Subsequent Events to provide our initial assessment of the order.

As a result of a more thorough understanding of the order as well as discussions with our regulatory counsel, in future filings we will disclose additional detail regarding the GCR adjustments imposed by the Commission. This additional disclosure will include the fact that the Commission disallowed certain fees that NEO and Orwell paid to John D. Oil and Gas Marketing Company, LLC, a gas marketing company controlled by our CEO, Richard M. Osborne, for the procurement of the supply of local gas. In addition, the Commission disallowed fees that NEO paid to a pipeline company controlled by Mr. Osborne, Cobra Pipeline Co., Ltd., for processing and compressing NEO’s natural gas supply being delivered through the pipeline.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Gas Natural set forth in this letter, please do not hesitate to contact me at 440-974-3770 or Christopher J. Hubbert at 216-736-7215.

/s/ Thomas J. Smith
Thomas J. Smith, Chief Financial Officer

cc:	Adam Phippen, Staff Accountant

Richard M. Osborne, Chairman and Chief Executive Officer

Donald R. Whiteman, Corporate Controller

Audit Committee of the Board of Directors

Christopher J. Hubbert